FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of October 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Research Update




Positive results from pivotal Phase 3 trials of Acambis' JE vaccine

Cambridge, UK and Cambridge, Massachusetts - 30 October 2006 - Acambis plc (Acambis) (LSE: ACM, NASDAQ: ACAM) announces positive results from its pivotal Phase 3 safety trial of ChimeriVaxTM-JE, its investigational single-dose vaccine against Japanese encephalitis (JE) and encouraging preliminary data from its Phase 3 efficacy trial.


The pivotal Phase 3 multi-centre safety trial evaluated the safety and tolerability of ChimeriVax-JE in healthy adults. A total of 2,004 subjects were enrolled into the randomized, double-blind placebo-controlled trial and the ratio of individuals receiving ChimeriVax-JE to placebo was 4:1. The trials were conducted in the US and Australia.


The primary endpoint of the study was the incidence of adverse events 30 days after vaccination. Results show that the total number of subjects reporting adverse events was comparable between subjects vaccinated with ChimeriVax-JE and those who received placebo. Vaccination with ChimeriVax-JE was systemically and locally well tolerated. The majority of adverse events were mild or moderate in nature, with headache and fatigue being the most frequently reported events. There was one serious adverse event considered to be vaccine-related. This event, febrile illness, resolved without complications.


The pivotal Phase 3 multi-centre efficacy trial was designed to test the non-inferiority of ChimeriVax-JE to a licensed JE vaccine, JE-VAX(R). The study called for 816 subjects to be vaccinated, 408 with ChimeriVax-JE and 408 with JE-VAX, which would enable a statistical comparison of immunogenicity to be made. While the trial is still blinded, early serology data indicate an overall seroconversion rate of approximately 98% in evaluable subjects receiving either a single dose of ChimeriVax-JE or three doses of JE-VAX. Full results from the efficacy trial are expected in the first quarter of 2007.


Acambis' Chief Executive Officer Gordon Cameron commented:


"We are delighted to report these positive Phase 3 safety results and encouraging preliminary efficacy data. Together, they represent another major advance in the successful development of ChimeriVax-JE and move us another step closer to providing a convenient, affordable, single-dose vaccine to travellers and those living in JE-endemic regions."


There is a global public health need for a safe and effective single-dose vaccine against JE. This need is particularly significant in endemic areas like India where such a vaccine could represent a major contribution to preventing JE in children.


Acambis has a marketing and manufacturing agreement with a leading Indian biopharmaceutical company, Bharat Biotech, and is actively pursuing partnerships to support licensure and marketing of ChimeriVax-JE in other markets.



Enquiries:


Acambis plc:
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0) 1223 275 300

Financial Dynamics
David Yates/Anna Keeble
Tel: +44 (0) 20 7831 3113


Notes to editors:


Japanese encephalitis

Japanese encephalitis is a virus transmitted to humans by mosquitoes and is the leading cause of childhood encephalitis and viral encephalitis in Asia. Last year, a JE epidemic affecting areas of northern India and Nepal, resulted in 6,340 cases and more than 1,200 deaths, mostly of children. Every year, there are an estimated 30,000 to 50,000 cases of JE, approximately 25-30% of which are fatal; a high proportion of survivors are left with serious neurological impairment.


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). Its shares are listed on NASDAQ
(ACAM) in the form of American Depositary Receipts. More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.




                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 30 October 2006                                      ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.